UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pardes Biosciences, Inc. (f/k/a FS Development Corp. II)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69945Q105
(CUSIP Number)

Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887

Copy to:

Joel L. Rubinstein
Bryan Luchs

Patti J. Marks
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS FS Development Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,543,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,543,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,543,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 62,378,996 shares of common stock, par value $0.0001 (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”) outstanding immediately after giving effect to the transactions contemplated by the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 30, 2021 (the “8-K”).

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,172,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,172,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,172,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.51%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 62,378,996 shares of the Common Stock of the Issuer outstanding as of immediately after giving effect to the transactions contemplated by the Business Combination, as reported by the Issuer in the 8-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,172,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,172,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,172,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.51%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 62,378,996 shares of the Common Stock of the Issuer outstanding as of immediately after giving effect to the transactions contemplated by the Business Combination, as reported by the Issuer in the 8-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,999,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,999,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.82%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 62,378,996 shares of the Common Stock of the Issuer outstanding as of immediately after giving effect to the transactions contemplated by the Business Combination, as reported by the Issuer in the 8-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,999,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,999,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.82%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 62,378,996 shares of the Common Stock of the Issuer outstanding as of immediately after giving effect to the transactions contemplated by the Business Combination, as reported by the Issuer in the 8-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,627,822
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,627,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,627,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.45%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 62,378,996 shares of the Common Stock of the Issuer outstanding as of immediately after giving effect to the transactions contemplated by the Business Combination, as reported by the Issuer in the 8-K.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pardes Biosciences, Inc. (formerly known as FS Development Corp. II (“FSII”)), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2173 Salk Ave, Suite 250, PMB#052, Carlsbad, California 92008.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (the “Reporting Persons”):

(1)	FS Development Holdings II, LLC (“FSDH II”) is a Delaware limited liability company with a principal place of business located at 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The principal business of FSDH II is investing in securities.

(2)	Foresite Capital Management V LLC (“FCM V LLC”) and Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) are general partners, respectively, of Foresite Capital Fund V, L.P. (“FCF V”) and Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), the sole shareholders of FSDH II.

(3)	Dr. James Tananbaum, a director of the Issuer, is the managing member of each of FCM V LLC and FCOM V LLC.

During the last five years, none of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of FCF V and FCOF F

ITEM 4. PURPOSE OF THE TRANSACTION

Securities Subscription Agreement

In connection with the incorporation of FS Development Corp. II on August 20, 2020, 2,875,000 shares of Class B common stock, par value $0.0001 per share, (the “Founder Shares”) were purchased by FSDH II for the amount of $25,000 pursuant to that certain Securities Subscription Agreement, dated as of August 26, 2020 (the “Securities Subscription Agreement”) with FSII. On January 22, 2021, FSDH II transferred 30,000 Founder Shares to each of its independent director nominees at their original per-share purchase price, for an aggregate of 90,000 Founder Shares transferred. On February 5, 2021, FSII effected a 1:1½ stock split of the of the Class B common stock and on February 16, 2021, FSII effected a 1:1 1/6 stock split of the Class B common stock, resulting in FSII holding an aggregate of 4,941,250 Founder Shares and there being an aggregate of 5,031,250 Founder Shares outstanding.

The foregoing description of the Securities Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms of the Securities Subscription Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Letter Agreement

On February 16, 2021, in connection with FSII’s initial public offering, FSII, FSDH II and FSII’s directors and officers entered into that certain letter agreement (the “Letter Agreement”), pursuant to which, among other things, FSDH II and the directors and officers each agreed that it, he or she shall not transfer any Founder Shares (or any shares of Class A Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of FSII’s initial business combination and (B) subsequent to the such business combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after FSII’s initial business combination or (y) the date following the completion of FSII’s initial business combination on which FSII completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FSII’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Pursuant to the Letter Agreement, FSDH II and each director and officer further agreed that it, he or she shall not transfer any Private Placement Shares (as defined below), until 30 days after the completion of a business combination.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Private Placement Stock Purchase Agreement

On February 19, 2021, FSDH II purchased from FSII an aggregate of 602,500 shares of Class A common stock (the “Private Placement Shares”) pursuant to that certain Private Placement Class A Common Stock Purchase Agreement, dated as of February 16, 2021 (the “Private Placement Stock Purchase Agreement”), by and between FSDH II and FSII, at a purchase price of $10.00 per Private Placement Share. The Private Placement Shares were substantially identical to the shares of Class A common stock sold in the initial public offering of FSII, except that, so long as such shares are held by FSDH II and its permitted transferees such shares may not, subject to certain limited exceptions, be transferred, assigned or sold until the earlier to occur of: (i) one year after the initial business combination and (ii) the date on which FSII completes a liquidation, merger, capital stock exchange or other similar transaction after the initial business combination that results in all of FSII’s shareholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances.

The foregoing description of the Private Placement Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Private Placement Stock Purchase Agreement, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference.

Block Trade Purchase

On December 22, 2021, each of FCF V and FCOF V purchased 162,500 shares of the Issuer’s Class A common stock in a block trade at $10 per share.

Merger Agreement and Related Agreements

On December 23, 2021, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated June 29, 2021 (as amended on November 7, 2021, the “Merger Agreement”), by and among the Issuer and the other parties thereto (the transactions contemplated by the Merger Agreement are referred to herein collectively as the “Business Combination”). In connection with the Business Combination, the Issuer changed its name from “FS Development Corp. II” to “Pardes Biosciences, Inc.” In addition, upon consummation of the Business Combination, all of the issued and outstanding shares of Class B common stock of FSII were automatically converted into shares of Class A common stock on a one-for-one basis and all of the shares of Class A common stock of FSII were then reclassified into a single class of common stock of Pardes Biosciences, Inc. Accordingly, references to shares of Class B common stock or FSII’s Class A common stock of FSII throughout this Schedule 13D refer to shares of common stock of Pardes Biosciences, Inc.

Pursuant to the transactions contemplated by the Merger Agreement, on December 23, 2021, all of the shares of Series A Preferred Stock of Pardes Biosciences, Inc. prior to the consummation of the Business Combination (the “Target Company”), including 4,237,940 and 1,273,577 shares of Series A Preferred Stock of the Target Company issued, respectively, to FCF V and FCOF V, were converted into 5,966,140 and 1,792,932 shares of common stock, respectively, of the Issuer at a conversion ratio of 1.4078 of Target Company shares to shares of common stock of the Issuer.

On June 29, 2021, in connection with the execution of the Merger Agreement, each of FCF V and FCOF V entered into a Subscription Agreement with FSII, pursuant to which each of FCF V and FCOF V agreed to subscribe for 500,000 shares of Class A common stock of FSII (the “PIPE Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of $10,000,000 in connection with the closing of the Business Combination.

On December 23, 2021, in connection with the closing of the Business Combination, each of FCF V and FCOF V purchased 500,000 PIPE Shares from FSII at a purchase price of $10 per share.

The foregoing descriptions of the Merger Agreement and the Subscription Agreements do not purport to be complete and are qualified in their entirety by the terms of the Merger Agreement and the form of Subscription Agreement, copies of which are attached as Exhibit 4 and Exhibit 5, respectively, hereto and are incorporated herein by reference.

Registration Rights Agreement

On December 23, 2021, in connection with the closing of the Business Combination, the Issuer, FSDH II and the other parties thereto entered into that certain Registration Rights Agreement, (the “Registration Rights Agreement”), pursuant to which FSDH II was granted certain demand and “piggyback” registration rights, which are subject to customary conditions and limitations. The Registration Rights Agreement restricts the ability of FSDH II to transfer its shares for a period of 180 days following the closing of the Business Combination, subject to certain permitted transfers.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached as Exhibit 6 hereto and is incorporated herein by reference.

Voting Agreement

On December 23, 2021, in connection with the closing of the Business Combination, the Issuer, FSDH II and certain stockholders of the Issuer (collectively, the “Voting Parties”) entered into a Voting Agreement, pursuant to which each Voting Party agreed to vote all voting securities of the Issuer that it owns from time to time and that it may vote in an election of the Issuer’s directors (collectively, “Voting Shares”) in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders.

Pursuant to the Voting Agreement, the board of directors of the Issuer immediately following the closing of the Business Combination shall be comprised of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I initially consisting of two (2) directors, Class II initially consisting of two (2) directors and Class III initially consisting of three (3) directors.

Pursuant to its terms, the Voting Agreement shall be in effect until the consummation of the Issuer’s 2024 annual stockholders meeting (the “Term”), provided however, if at any time during the Term FSDH II owns less than 1,385,937 shares of Class A common stock (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the rights of FSDH II and the obligations of the board of directors of the Issuer shall automatically terminate.

Pursuant to the Voting Agreement, the Target Company shall have the authority to appoint six (6) directors to the board of directors of the Issuer, with such procedures as are determined by the Target Company’s board of directors.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Voting Agreement, a copy of which is attached as Exhibit 7 hereto and is incorporated herein by reference.

Stock Option Grant

On December 23, 2021, Dr. James Tananbaum was granted an option to purchase 75,000 shares of common stock of the Issuer, which option vests in substantially equal monthly installments over three years, subject to a continued service relationship. The vested shares subject to such option are exercisable upon the effectiveness of the Issuer’s registration statement on Form S-8, registering the shares of the Issuer’s 2021 Stock Option and Incentive Plan with the U.S. Securities and Exchange Commission.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) - (b)

1.	As of the date hereof, FSDH II beneficially owned directly 5,543,750 shares of Common Stock, representing 8.89% of the Issuer’s Common Stock.

2.	FCM V LLC and FCOM V LLC are general partners, respectively, of FCF V and FCOF V, the sole members of FSDH II, and Dr. Tananbaum, a director of the Issuer, is the managing member of each of FCM V LLC and FCOM V, LLC. As a result, Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V may be deemed to indirectly beneficially own the shares held by FSDH II. Each of Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(c) Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock.

(d) None.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Securities Subscription Agreement, dated as of August 26, 2020, between FSII and FSDH II (incorporated by reference to Exhibit 10.8 to the Amendment No. 1 to Form S-1 filed by FSII on February 9, 2021 (File No. 333-252435)).
2	Letter Agreement, dated as of February 16, 2021, by and among FSII, its officers and directors and FSDH II (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by FSII on February 19, 2021 (File No. 001-40067)).
3	Private Placement Class A Common Stock Purchase Agreement, dated as of February 16, 2021, between FSII and FSDH II (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FSII on February 19, 2021 (File No. 001-40067)).
4	Agreement and Plan of Merger, dated as of June 29, 2021 (as amended on November 7, 2021), by and among the Target Company, Orchard Merger Sub, Inc., FSII and Shareholder Representative Services LLC (incorporated by reference to Annex A of the definitive proxy statement/prospectus filed by the Issuer pursuant to Rule 424(b)(3) on December 1, 2021 (Registration No. 333-258442)).
5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FSII on June 29, 2021 (File No. 001-40067)).
6	Registration Rights Agreement, dated December 23, 2021, by and among the Target Company, FSII and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 the registration statement on Form 8-A/A filed by the Issuer on December 23, 2021 (File No. 001-40067)).
7	Voting Agreement, dated as of December 23, 2021, by and among the Issuer, FSDH II and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 30, 2021 (File No. 001-40067)).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

FS DEVELOPMENT HOLDINGS, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact for James B. Tananbaum